Exhibit 99.16

PACIFIC THERAPEUTICS LTD FILES AMENDED AND RESTATED FINANCIAL STATEMENTS AND MD&A

Vancouver, BC, Canada – November 8, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: A2AFT9) (“PT” or the “Company”) announces the Company has filed amended and restated financial statements and Management Discussion and Analysis for the period ended June 30, 2016 on SEDAR.

The Company has identified certain errors that were made on the Company's financial statements. The errors were a result of certain transactions not being recorded to the appropriate accounts. All transactions have now been appropriately accounted for which has resulted in amended period end balances. As a result, the Company has also amended and restated its MD&A in accordance with the amended financial statements.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact:

Robert “Nick” Horsley, Director & CEO
rnpshorsley@gmail.com
(604) 559-8051

Für weitere Informationen wenden Sie sich bitte an:

Brian Gusko, Vorsitzender
briangusko@yahoo.com

FORWARD-LOOKING INFORMATION

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Completion of the Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance, completion of the Concurrent Financing and shareholder approval. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in a listing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

The Exchange has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this news release.

Certain statements in this release are forward-looking statements, which include completion of the proposed Transaction and related financing, regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, and other factors, many of which are beyond the control of PT. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this news release are made as of the date of this news release. Except as required by law, PT disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, PT undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.